The Prudential Series Fund
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

November 9, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Patrick Scott and Ms. Christina DiAngelo Fettig

Re:	Registration Statement on Form N-14 of The Prudential Series Fund: File Nos. 333-260170 and 811-03623

Dear Mr. Scott and Ms. Fettig:

On behalf of The Prudential Series Fund (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on November 1, 2021 and November 8, 2021.  Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the Commission on October 8, 2021 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act).  The relevant documents will be used in connection with the special meeting (the Meeting) of the beneficial shareholders of AST BlackRock Corporate Bond Portfolio, AST PIMCO Corporate Bond Portfolio, AST Prudential Corporate Bond Portfolio, AST T. Rowe Price Corporate Bond Portfolio, and AST Western Asset Corporate Bond Portfolio (each, a Target Portfolio and collectively, the Target Portfolios), each a series of the Advanced Series Trust, scheduled to be held on January 5, 2022.

Pursuant to Rule 473 under the 1933 Act, the Registrant amended the Registration Statement to delay its effective date. The Registrant respectfully requests that Registration Statement filed herewith be given expedited review declared effective as soon as reasonably practicable on such date as the Commission, acting pursuant to Section 8(a), may determine.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in each Notice to Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information (the SAI) being filed with the Commission pursuant to Rule 497 as of the date hereof under the 1933 Act (such filing is referred to herein as the Amendment).

Comments Applicable to the N-14 Registration Statement

1.	Comment: The Staff notes that there is an error with the Auditor’s consent. Please file the Proxy Statement with an updated Auditor’s consent.

Response:  The Registrant confirms that a new Auditor’s consent that does not include the error will be a part of the filing of the Proxy Statement.

2.

Comment: Pursuant to Rule 461 under the 1933 Act, the Registrant will request that the effective date of the Registrant’s above-referenced N-14 Registration Statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. In conjunction with that request and pursuant to Rule 461, please affirm that the Statement of Additional Information includes the appropriate indemnification language.

Response:  The Registrant confirms that the Statement of Additional Information has the appropriate indemnification language.

3.	Comment: With regard to the first bullet in the “Dear Contract Owner” letter, please consider changing the amount from millions to billions.

Response:  The Registrant has considered the comment and respectfully declines to revise the figure.

4.

Comment:  For Question 4 in the Question & Answers (Q&A), please consider updating all of the bullets as of September 30, 2021.  In the alternative, confirm there are no material changes to the estimated assets of the Acquiring Portfolio as of September 30, 2021.

Response: The information provided as part of Question 4 were part of the considerations that the Board considered in approving the proposals referenced in this Proxy Statement and is consistent with disclosures provided elsewhere in the N-14 Registration Statement regarding such information. The Registrant has considered the comment and respectfully declines to update Question 4 with information as of September 30, 2021. The Registrant confirms that there are no material changes to the estimated assets of the Acquiring Portfolio as of September 30, 2021.

5.	Comment: For Question 4 in the Q&A, please supplementally provide the estimated assets of the Acquiring Portfolio as of September 30, 2021.

Response:  As of September 30, 2021, the Combined Portfolio will continue to be larger that each of the Target Portfolios with an estimated $1,360.5 million of assets.  This amount includes all classes of the Acquiring Portfolio.

Accounting Comments

6.

Comment:  On page 3, in the last paragraph of the “Dear Contract Owner” letter, there is statement that notes, “As such, the Reorganizations are in the best interests of Target Portfolio shareholders because they will result in such shareholders becoming shareholders of a larger Combined Portfolio with reduced gross and net expense ratios than the Target Portfolios, increased potential for asset growth and potential for improved longer-term performance, particularly during times of market volatility.” Please modify this statement to use the term “expected” when referring to the reduced gross and net expense ratios.

Response:  The Registrant affirms that the change has been made. In addition, the same change has been made to other sections where the same statement appears.

7.

Comment:  Each Reorganization is not contingent on the other Reorganizations.  Therefore, in the full paragraph before the list of benefits to shareholders the in the “Dear Contract Owner” letter, please add a statement indicating that “Since the Reorganizations are not contingent on each other, other outcomes may occur.”

Response:  The Registrant affirms that the statement has been added.

8.

Comment:  With regard to the first bullet in the “Dear Contract Owner” letter, please confirm that the estimated amount of assets referenced takes into account all share classes of the Acquiring Portfolio.

Response:  The Registrant affirms the that the amount of assets referenced account for all share classes of the Acquiring Portfolio.

9.

Comment:  Effective management fee rate is defined throughout the N-14 as follows: effective investment management fees are the management fees paid to the Manager that take into account any applicable waiver or reimbursement (see page 15 as an example.)  How is the statement that the effective management fee rates of the acquiring fund are lower than the target fund accurate since the target funds are waiving fees, but the acquiring fund is not. For example, using the BlackRock portfolio merger on page 15 as an example, the target's management fee is .53% and they are waiving 2.30%, so wouldn't the effective management fee rate using your definition be 0% since they are waiving more than the management fee?  For the acquiring fund in this scenario, the management fee rate is .40% and they are not waiving any expenses, so the effective management fee rate would be .40%, which is higher than the target. In addition, please explain there could be a scenario whereby the contractual investment management fee rate for one of the Target Portfolios is lower than the contractual investment management fee rate for the Acquiring Portfolio (i.e., reaching a breakpoint).

Response: As it pertains to the effective investment management fee rate, the Registrant has reviewed the disclosure and determined to remove that particular disclosure throughout the Proxy Statement.  This does not materially change the Proxy Statement and the benefits to shareholders that are discussed throughout the Proxy Statement. As it pertains to the contractual investment management fee, the Registrant does not expect the mergers to result in any scenario in which the contractual investment management fee rate for any of the Target Portfolios would be lower than the contractual investment management fee rate for the Acquiring Portfolio. However, there could be a scenario whereby if the Target Portfolios increased its assets by billions (i.e. over $40 billion), one of the Target Portfolios may reach a breakpoint whereby the contractual investment management fee rate is lower than the contractual investment management fee rate for the Acquiring Portfolio.  However, this would be based on the hypothetical that the Target Portfolios have billions in assets under management which is highly unlikely and not expected given current asset size. As such, the Registrant respectfully declines to add an explanatory disclosure to the N-14 Registration Statement.

10.	Comment: With regard to the fourth bullet in the “Dear Contract Owner” letter, please confirm that the estimated shareholder savings referenced reflect all of the Target Portfolios combined.

Response:  The Registrant affirms that the estimated shareholder savings referenced in the fourth bullet of the Dear Contract Owner letter reflects all of the Target Portfolios combined.

11.	Comment: For Question 3 in the Q&A, please add the word “Net” before Fees and Expenses or modify the answer to Question 3 to address both net and gross fees and expenses.

Response: The Registrant has added the word “Net” to Question 3.  Question 3 now states  “How will the Proposals Impact Net Fees and Expenses?”

12.	Comment: In relation to Questions 5 and 7 in the Q&A, please quantify the extent of expected portfolio repositioning in the Target Portfolios.

Response:  The Registrant affirms that with the exception of derivatives, it is estimated that approximately 100% of the Target Portfolios’ securities will be transitioned to the Acquiring Portfolio.  As a result, and as stated in the Answer to Question 7, some derivatives may be repositioned prior to the Reorganizations.   The Registrant has added in the Answer to Question 5 that the reference to 100% excludes derivatives.

13.	Comment: For Question 7 in the Q&A, please confirm whether the amount of $35,000 is a combined amount for all of the Target Portfolios.

Response: The Registrant confirms that the amount of $35,000 is a combined amount for all of the Target Portfolios.

14.	Comment: Please confirm whether there are any valuation differences between the Trusts impacted by the Reorganizations that would cause an adjustment on the merger date.

Response: The Registrant affirms that there are no valuation differences. The Target Portfolios and the Acquiring Portfolio are subject to the same Board-approved Valuation Policies and Procedures.

15.

Comment: As a result of multiple mergers that are not contingent upon each other, please confirm that the way fee tables were presented in the Proxy Statement is in accordance with the guidance set forth in the Dear CFO Letter (Item 1995-11).  The Staff’s position is that in situations where the acquiring fund will combine with only target funds that receive shareholder approval and funds that do not require shareholder approval, the staff will not object if, in lieu of providing pro forma fee tables and capitalization tables for each possible combination of the combined entity, registrants provide the following in the registration statement:

·	The pro forma fee tables resulting in the highest and lowest combined fees included in the range of possible outcomes.
·

The pro forma fee table assuming all target funds merge. If this pro forma fee table produces the lowest possible outcome of combined fees, then only the pro forma fee table resulting in the highest combined fees and this pro forma fee table assuming all target funds merge may be disclosed.

Response:  The Registrant confirms that the presentation of fees captures the highest and lowest combined fees included in the range of possible outcomes.

16.

Comment: For all Fee Tables and consistent with the Dear CFO Letter (Item 1995-11), please insert the following language “Since the completion of any one Reorganization is not dependent upon completion of any or all of the other Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented.”

Response: The Registrant affirms the language has been added.

17.	Comment: Please confirm that the fees presented are current fees, in compliance with Item 3 of Form N-14.

Response:  The Registrant confirms that the fees presented are current in compliance with Item 3 of Form N-14.

18.

Comment:  Since Form N-14 requires the presentation of current fees in the fee tables, please remove the Annual Portfolio Operating Expenses (as of December 31, 2020) and the Expense Examples (as of December 31, 2020).

Response:  The Registrant confirms that references and data pertaining to December 31, 2020 have been removed from the Annual Portfolio Operating Expenses sections and the Expense Examples sections for each Target Portfolio Summary and the Combined Portfolio Summary.

19.

Comment: As it pertains to each Reorganization, the Target Portfolios are currently waiving expenses, and those expenses appear to be subject to recapture.  Please confirm recapturing will not be carried over to the Combined Portfolio.

Response: The Registrant affirms that the Target Portfolios’ recapturable expenses will not be carried over to the Combined Portfolio.

20.

Comment:   In evaluating the current fees for reasonableness, please confirm the June 30, 2021 figures in the fee tables were as of the year ended June 30, 2021. Make sure disclosure reflects this information.

Response: The Registrant confirms that the June 30, 2021 information was as of the year ended June 30, 2021 and that the disclosures reflect this information.

21.

Comment: Please remove references to Class 3 in the fee tables since the Target Portfolio shareholders will not be receiving shares of Class 3.  In the event Class 3 is needed, please note there is a miscalculation in the hypothetical expense example for the AST BlackRock Corporate Bond Portfolio, as it pertains to Class 3 (see page 17).

Response:  The Registrant confirms that references and data pertaining to Class 3 have been removed from the Annual Portfolio Operating Expenses sections and the Expense Examples sections for each Target Portfolio Summary and the Combined Portfolio Summary.

22.

Comment: On page 24, please correct the amount noted for the “Total Annual Portfolio Operating Expenses” for the Prudential Portfolio.  Please note the amount should be 1.82%, not 182%.  In addition, in the same table, please correct the amount referenced for the “Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement” for the Combined Portfolio (Prudential) (Class I Pro Forma Surviving).  Please note the amount should be 0.43%, not 0.40%.

Response:  The Registrant affirms both corrections have been made. In addition, any changes made to the information has been carried over to other areas of the Proxy Statement that reflect the same information.

23.

Comment:  On page 39 under the “Expenses of the Reorganizations” section, the Registrant affirms that the Manager will pay all costs incurred in connection with the proposed Reorganizations. Please affirm that the Manager will pay the costs even if shareholders do not approve each of the Reorganizations.

Response:  The Registrant affirms that the Manager will pay the costs even if shareholders do not approve the Reorganizations. In addition, the Manager has revised the disclosure to reflect this information.

24.

Comment: On page 39 under the “Federal Income Tax Consequences” section, the Registrant states that the tax opinion should constitute a tax-free transaction for U.S. federal income tax purposes.  Please revise the word “should” with “will.”

Response:  The Registrant has reviewed the tax opinions provided by tax counsel and respectfully declines to make the requested change, as the tax opinions provide that each reorganization “should” constitute a tax-free transaction for United States federal income tax purposes.

25.

Comment: As it pertains to each Reorganization, please update the performance information consistent with Item 4 of Form N-1A.  The Staff notes that the average annual total returns should reflect September 30, 2021 and December 31, 2020.

Response:  The Registrant confirms that references and data pertaining to June 30, 2021 have been revised to reflect September 30, 2021 information.  The Registrant also confirms that all data information for December 31, 2020 remains in the sections.

26.

Comment: Similar to the fee table information, please remove references to December 31, 2020 from the capitalization tables.  In addition, as it pertains to the capitalization tables for each Reorganization, please supplementally confirm that current asset levels (as of September 30, 2021) are not materially different from what was presented in the Proxy Statement (June 30, 2021).  In the alternative, please update the capitalization tables to reflect information as of September 30, 2021.

Response:  The Registrant confirms that references and data pertaining to December 31, 2020 have been removed from the capitalization tables.  In addition, the Registrant confirms that references and data pertaining to June 30, 2021 in the capitalization tables have been revised to reflect September 30, 2021 information.

27.

Comment:  Throughout the Proxy Statement there is a discussion regarding the redemption of seed capital from each of the Target Portfolios. Since this appears to be an adjustment related to the mergers, please show this as an adjustment to the capitalization tables and please include an explanatory note.

Response: The Registrant notes that the seed capital for each of the Target Portfolios will be withdrawn post-Reorganization. Such redemptions are not expected to be material to the Combined Portfolio and, as a result will not be material to the capitalization tables. The Registrant has added an explanatory note with each capitalization table that the capitalization table does not include the redemption of seed capital and includes the percentage of target assets that will be redeemed.

28.

Comment: For all the capitalization tables and consistent with the Dear CFO letter (Item 1995-11), please insert the following language “Since the completion of any one Reorganization is not dependent upon completion of any or all of the other Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented.”

Response:  The Registrant confirms this statement has been added.

29.	Comment: In the capitalization tables, please disclose the total assets for the Acquiring Portfolio (including Class 3) by including an asterisk that discloses the total assets.

Response:  The Registrant confirms the total assets for the Acquiring Portfolio (including Class 3) are now referenced as part of the footnote to each capitalization table.

30.	Comment: Please confirm that the Plan of Reorganization does not require a statement that indicates that the Manager will pay for the costs associated with the Proxy Statement.

Response:  The Registrant submits that the Plan of Reorganization is a Form-Of.  While the Form-Of does not include this statement, the Registrant affirms that the Manager will pay for the costs associated with the Proxy Statement. The Registrant further submits that the N-14 Registration Statements currently include appropriate disclosure on this point and that no further disclosure is needed.

31.	Comment: Please make sure that all hyperlinks properly link to the Annual Reports and the Semi-Annual Reports.

Response: The Registrant confirms the hyperlinks are properly linked the referenced Annual or Semi-Annual Reports.

32.

Comment: Consistent with Regulation S-X 6-11(d), the Staff notes that the Proxy Statement must include Supplemental Financial Information. This Supplemental Financial Information should be disclosed in lieu of Pro-Forma financial information.

Response:  The Registrant confirms that the Pro-Forma section has been removed and replaced with Supplemental Financial Information.

*    *    *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa A. Gonzalez
Melissa A. Gonzalez,
Assistant Secretary of Advanced Series Trust